Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297

November 22, 2011

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:	Post-Effective Amendment No. 31 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “FOF Trust”)

File Nos. 333-83423 and 811-9491

Dear Ms. Samuel:

On November 9, 2011, you provided telephonic comments regarding the above-referenced post-effective amendment, filed September 30, 2011. You provided additional information in response to questions by telephone on November 14 and 15, 2011. This letter responds to your comments. Each comment is summarized below, followed by our response.

We include with this correspondence a revised draft of the registration statement showing redlined changes made in response to comments. Subject to any additional comments, we will incorporate these changes and file the amended registration statement pursuant to Rule 485(b). If we have misstated any of your comments, or if you have additional comments, please let me know.

Comment:  The prospectus and SAI may not include language to the effect that investments in certain industries are not in an industry for purposes of determining industry concentration. You noted this is a new disclosure issue and asked that we confirm that the registration statement contains no such language.

Response:  The registration statement contains no such language.

Comment:  Only principal strategies may be included in the fund summary section; temporary defensive strategies are not considered principal for this purpose.

Response:  The redline draft reflects the requested changes.

Comment:  With respect to the AZL BlackRock Global Allocation Fund’s Cayman subsidiary:

1.
The Fund’s board must approve the Investment Management Agreement between the Cayman subsidiary and Allianz Investment Management LLC. In subsequent conversations, you clarified that there is no specific rule requiring this approval and that this approval technically is not an approval under section 15 of the Investment Company Act of 1940.

2.	The audited financial statements of the Cayman subsidiary and the Fund must be consolidated.

3.	Expenses of the subsidiary must be aggregated with the Fund, under Item 3(1)(d)(i).

4.	The Fund must consent to service of process and examination of the subsidiary by the Commission.

5.	The board of the subsidiary must sign the post-effective registration statement of the Fund.

6.	Provide disclosure regarding the subsidiary’s policies and procedures.

7.	The principal strategies of the subsidiary must be disclosed, under Item 9.

8.	Investment restrictions of the Fund and the subsidiary must be enforced on a consolidated basis.

Response:

1.	The IMA between the Cayman subsidiary and AIM LLC will be submitted to the Fund’s board for review and approval at its in-person meeting on December 7, 2011.

2.
As noted in the prospectus and SAI, the financial statements of the subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports to shareholders. This disclosure is materially the same as corresponding disclosure in the registration statement for BlackRock’s existing Global Allocation Fund.

3.
Item 3(1)(d)(i) relates to the aggregation of the expenses of a Feeder Fund and Master Fund. The Fund and its subsidiary are not a “Master-Feeder Fund” as defined by Form N-1A. Therefore, we do not believe that Item 3(1)(d)(i) is applicable. However, expenses of the subsidiary will be aggregated with the expenses of the Fund for purposes of disclosing Annual Fund Operating Expenses, consistent with the consolidated financial statements.

4.	The Fund consents to service of process and examination of the subsidiary by the Commission.

5.	The board of the subsidiary will sign the post-effective registration statement of the Fund solely with respect to disclosures relating to the subsidiary.

6.
The prospectus and the SAI disclose that the subsidiary will be subject to the same investment policies and restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments. This disclosure is materially the same as corresponding disclosure in the registration statement for BlackRock’s existing Global Allocation Fund.

7.
The principal strategies of the subsidiary are disclosed in the prospectus and the SAI. This disclosure is materially the same as corresponding disclosure in the registration statement for BlackRock’s existing Global Allocation Fund.

8.
As disclosed in the prospectus and SAI, the Fund and the subsidiary will test for compliance with investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the subsidiary will comply with asset segregation requirements to the same extent as the Fund. This disclosure is materially the same as corresponding disclosure in the registration statement for BlackRock’s existing Global Allocation Fund.

Comment:  Under More About the Funds – Overview, it states that there are 30 Funds, but the prospectus discusses only one.

Response:  The redline draft clarifies that the prospectus provides information regarding only one Fund.

Comment:  Under More About the Funds – Overview, clarify whether “you” and “your” refer to contract holders or the insurance company shareholders.

Response:  The redline draft reflects the requested changes.

Comment:  Under Fund Management, Duties of the Manager and Subadviser, revise and clarify the discussion of voting rights with respect to the manager of managers structure.

Response:  The redline draft reflects the requested changes.

Comment:  Disclose the Manager’s compensation, as required by Item 10(a)(1)(ii)(A).

Response:  The redline draft reflects the requested changes under the heading Fund Management – Management Fees.

Comment:  Disclose where to locate the discussion of the basis for the Board’s approval of investment management contracts, as required by Item 10(a)(1)(iii).

Response:  The redline draft reflects the requested changes under the heading Fund Management – The Manager.

Comment:  Include a statement that shares will not be priced on the days on which the NYSE is closed for trading, as required by Item 11(a)(3)(1).

Response:  The redline draft reflects the requested changes under the heading Shareholder Information – Pricing of Fund Shares.

Comment:  The file no. on the back cover must be in a type size smaller than that generally used in the prospectus.

Response:  The redline draft reflects the requested changes.

Comment:  The Statement of Additional Information, pg. 3, states that there are 30 Funds, but the SAI only discusses one.

Response:  The redline draft clarifies that this SAI provides information regarding only one Fund.

Comment:  In the discussion of illiquid securities, at pg. 18-19 of the SAI, add disclosure with respect to what actions will be taken if the Fund exceeds the stated threshold on illiquid securities.

Response:  The redline draft reflects the requested changes.

Comment:  Trustee compensation from the Trust must be disclosed if it exceeds $60,000, not $120,000.

Response:  The redline draft reflects the requested change.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson

763/765-7453
Erik.Nelson@AllianzLife.com